                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER Pursuant to Rule
                      13a-16 or 15d-16 of the Securities Exchange Act of 1934

                        For the month of   FEBRUARY, 2002
                                          ----------------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                -----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed: 2001 YEAR END RESULTS

AMVESCAP PLC
498038
IMMEDIATE RELEASE  05 FEBRUARY 2002
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL: 020 7454 3942


LONDON, FEBRUARY 5, 2002 - AMVESCAP reported that profit before tax, goodwill amortization and exceptional items decreased 13.8% to (pound sterling)477.9 million ($693.0 million) from (pound sterling)554.5 million ($826.2 million) in 2000. Diluted earnings per share before goodwill amortization and exceptional items decreased to 40.0p for the 2001 year (2000: 54.7p). Earnings before interest, taxes, depreciation and amortization ("EBITDA") reached (pound sterling)603.4 million ($874.9 million) for 2001, compared to (pound sterling)659.7 million ($983.0 million) for the 2000 period. Revenues amounted to (pound sterling)1,619.8 million ($2,348.7 million) compared to (pound sterling)1,628.7 million ($2,426.8 million) in 2000 (NYSE: AVZ).

-----------------------------------------------------------------------------------------------------------------------------------

                                                  Results for Year Ended
                                                           2001                         2000                 2001++        2000++
                                                  --------------                  --------------       -------------    -----------
REVENUES                                        (pound sterling)1,619.8M   (pound sterling)1,628.7M       $2,348.7M      $2,426.8M
PROFIT BEFORE TAX, GOODWILL AMORTIZATION
   AND EXCEPTIONAL ITEMS                          (pound sterling)477.9M     (pound sterling)554.5M         $693.0M        $826.2M
EARNINGS PER SHARE BEFORE GOODWILL AMORTIZATION:
   --BASIC                                                         36.3P                     52.7P*          $1.05+        $1.57*+
   --DILUTED                                                       35.2P                     50.1P*          $1.02+        $1.49*+
EARNINGS PER SHARE BEFORE GOODWILL
   AMORTIZATION AND EXCEPTIONAL ITEMS:
   --BASIC                                                         41.2P                     57.5P*          $1.19+        $1.71*+
   --DILUTED                                                       40.0P                     54.7P*          $1.16+        $1.63*+
DIVIDENDS PER SHARE                                                11.0P                     10.0P           $0.32+        $0.30 +
-----------------------------------------------------------------------------------------------------------------------------------

*  Restated for adoption of FRS 19, "Deferred Tax".
+  Per American Depository Share equivalent to 2 ordinary shares.
++ For the convenience of the reader, pounds sterling for the year ended
   December 31, 2001 have been translated to US dollars using $1.45 per (pound sterling)1.00 (2000: $1.49 per (pound sterling)1.00).

"The market corrections of 2001 compounded by the tragic events of September 11 tested the strength of the global economy and AMVESCAP," said Mr. Charles W. Brady, Executive Chairman. "While our financial performance was impacted by these conditions, our diversified product lines and global reach helped to mitigate the impact of the sharply declining market levels and supported the soundness of these elements of our strategy. We enter 2002 in a solid position."

The UK Accounting Standards Board issued FRS 19, "Deferred Tax", which requires companies to change the method of computing deferred taxes. The Company has adopted this new statement in 2001, including a restatement of prior years' profit and loss accounts. The effect of FRS 19 has been to reduce the income tax provision and increase net income for 2001 by (pound sterling)4.5 million (0.5p per diluted share) and to reduce the tax provision and increase net income previously reported for 2000 by (pound sterling)12.2 million (1.7p per diluted share).

The Company completed five acquisitions during 2001. These combinations have been accounted for as acquisitions and results have been included from the respective dates of purchase.

Exceptional charges of (pound sterling)60.0 million were provided in 2001. Integration costs relating to acquisitions accounted for (pound sterling)43.3 million of the charge with the remainder relating to expenses incurred in the design and planning for an operating facility which was postponed indefinitely and for internal restructurings and severance charges.

Funds under management totaled $397.9 billion ((pound sterling)274.4 billion) at December 31, 2001, a decrease of $4.7 billion from December 31, 2000. Net new business amounted to $1.8 billion during the year of 2001. The 2001 acquisitions added $32.4 billion of funds under management at dates of acquisition. Average funds under management amounted to $384.9 billion for the fourth quarter compared to $389.1 billion for the previous quarter and $394.7 billion for the fourth quarter of 2000. Average funds under management amounted to $395.0 billion for 2001 compared to $388.5 billion for the prior year.

Net debt at December 31, 2001 amounted to (pound sterling)837.0 million (excluding client cash) compared to (pound sterling)691.6 million at December 31, 2000. The Company paid cash of approximately (pound sterling)311.4 million for acquisitions during the current year. Net debt declined by (pound sterling)166.0 million during 2001 excluding the cash paid for acquisitions.

The Board has recommended a final dividend of 6.5p resulting in a total dividend of 11.0p for 2001 (2000: 10.0p). This is an increase of 10% over the prior year and the ninth consecutive year that the dividend has been increased. This dividend, if approved by the shareholders at the Annual General Meeting in April, will be paid on May 2, 2002 to shareholders on the register on April 5, 2002. The ex-dividend date for the dividend will be April 3, 2002.

THE YEAR IN REVIEW
"We achieved gross sales of approximately $98 billion and positive net sales because of the diversification of our product range, even with the shift away from growth products into fixed income and more conservative equity products," said Mr. Brady. "We entered the private wealth management business during the year with the acquisition of Pell Rudman, providing an excellent base to move forward in this marketplace. The INVESCO Retirement group attained record growth, adding approximately 250,000 plan participants during the year. While our overall revenues and profits declined from the record levels of 2000, our financial position remains strong."

MANAGED PRODUCTS
The Managed Products group reported revenues of (pound sterling)986.2 million during 2001, a decrease of (pound sterling)78.3 million over the prior year. Operating profits were (pound sterling)436.5 million, a decrease of (pound sterling)76.5 million during the period. The group generated approximately $50.0 billion of gross sales in 2001 and experienced net redemptions of $308 million during the year. Funds under management amounted to $211.2 billion at December 31, 2001.

INVESCO INSTITUTIONAL
The INVESCO Institutional group reported revenues and operating profits of (pound sterling)211.9 million and (pound sterling)53.6 million in the 2001 period. The results for 2001 include National Asset Management and Parkes & Co. from the dates of acquisition. This group generated approximately $26.6 billion in gross sales during 2001 compared to $20.2 billion in 2000, and net sales of $2.6 billion. Funds under management amounted to $116.8 billion at December 31, 2001.

INVESCO GLOBAL
INVESCO Global's revenues amounted to (pound sterling)340.3 million for 2001, an increase of (pound sterling)36.4 million over the prior year due to the inclusion of the Perpetual results in 2001, offset in part by declines in the global capital markets. Operating profit totaled (pound sterling)76.4 million for the year-ended December 31, 2001. The current year's results include County and Grand Pacific from dates of acquisition. Funds under management were $60.0 billion at December 31, 2001, a decline of $6.6 billion from the end of 2000. Gross sales for 2001 totaled approximately $20.7 billion with net redemptions of $541 million for the year due largely to a contract loss of a $1 billion institutional client.

INVESCO RETIREMENT
INVESCO Retirement's assets under administration and net sales scored record growth during 2001. The group experienced a 25% increase in assets under administration during the 2001 year, reaching $34.6 billion at December 31, 2001. This group services 630,000 plan participants at December 31, 2001, up from 381,000 participants at the end of 2000. Approximately 65% of INVESCO Retirement's assets under administration were invested in AMVESCAP funds in 2001, compared to 82% in 2000.

PRIVATE WEALTH MANAGEMENT
The Private Wealth Management (PWM) division was launched with the Pell Rudman acquisition, which was completed in August 2001. PWM provides asset management services to high net worth individuals, families, foundations and endowments. Revenues and operating profits totaled (pound sterling)21.2 million and (pound sterling)1.2 million for 2001. Funds under management were $9.9 billion at December 31, 2001.

OUTLOOK
"Although concerns continue over near term prospects for corporate earnings and the uncertain economic and political climates around the world, the long-term outlook for our industry remains bright. Demographic shifts and government reforms worldwide continue to point to a dramatic increase in retirement savings, the driving force of our business," noted Mr. Brady. "We remain focused on the essential aspects of our business: investment performance, managing expenses, and customer service."

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM and INVESCO brands, AMVESCAP strives to deliver outstanding investment performance and service through a comprehensive array of retail and institutional products for clients in over 100 countries. The Company is listed on the London, New York, Paris and Toronto Stock Exchanges with the symbol "AVZ."

Members of the investment community and general public are invited to listen to the conference call today, Tuesday, February 5, 2002 at 9:30a.m. Eastern Time, by dialing one of the following numbers: 888-201-4990 for US callers or 712-257-2476 for international callers. An audio replay of the conference call will be available until Tuesday, February 12, 2002 at 5:00p.m. Eastern Time by calling 800-873-1631 for US callers or 402-280-9915 for international callers.

                                  AMVESCAP PLC
                         GROUP PROFIT AND LOSS ACCOUNT
                                 (IN THOUSANDS)

                                                                         YEAR ENDED DECEMBER 31,
                                          --------------------------------------------------------------------------------------
                                                                     2001
                                          ------------------------------------------------------------
                                             ORDINARY            EXCEPTIONAL
                                            ACTIVITIES              ITEMS                   TOTAL                    2000
                                          ---------------      ----------------        ---------------          ----------------
REVENUES                                (pound                 (pound                (pound                   (pound
                                        sterling)1,619,847     sterling)    --       sterling)1,619,847        sterling)1,628,662
OPERATING EXPENSES                             (1,096,487)            (59,997)              (1,156,484)               (1,091,555)
                                          ----------------     ----------------        ----------------          ----------------
                                                   523,360            (59,997)                  463,363                   537,107
GOODWILL AMORTIZATION                            (137,477)                  --                (137,477)                  (56,417)
                                          ----------------     ----------------        -----------------         ----------------
OPERATING PROFIT                                   385,883            (59,997)                  325,886                   480,690
                                                    10,433                  --                   10,433                    17,147
INVESTMENT INCOME
INTEREST EXPENSE                                  (55,881)                  --                 (55,881)                  (51,604)
                                          ----------------     ----------------        -----------------         ----------------
PROFIT BEFORE TAXATION                             340,435            (59,997)                  280,438                   446,233
TAXATION                                         (146,242)              20,607                (125,635)                 (145,505)
                                          ----------------     ----------------        -----------------         ----------------

PROFIT AFTER TAXATION                              194,193            (39,390)                  154,803                   300,728
DIVIDENDS                                         (89,260)                  --                 (89,260)                  (75,827)
                                          ----------------     ----------------        -----------------         ----------------
RETAINED PROFIT                         (pound                (pound                 (pound                   (pound
                                        sterling)  104,933    sterling)(39,390)      sterling)   65,543       sterling)   224,901
                                          ----------------     ----------------        -----------------         ----------------

EARNINGS PER SHARE BEFORE
   GOODWILL AMORTIZATION:
   ---BASIC                                          41.2P               (4.9)P                   36.3P                    57.5P*
   ---DILUTED                                        40.0P               (4.8)P                   35.2P                    54.7P*
                                          --------------------------------------------------------------         ----------------
EARNINGS PER SHARE:
   ---BASIC                                          24.1P               (4.9)P                   19.2P                    44.4P
   ---DILUTED                                        23.4P               (4.8)P                   18.6P                    42.3P
                                          --------------------------------------------------------------         ----------------
AVERAGE SHARES OUTSTANDING:
   ---BASIC                                        805,061                                      805,061                  678,006
   ---DILUTED                                      829,983                                      829,983                  720,766
                                          --------------------------------------------------------------         ----------------

*Before goodwill amortization and exceptional items.

Note: Profit and loss account for 2000 has been restated for adoption of FRS
      19, "Deferred Tax".

                                  AMVESCAP PLC
                              GROUP BALANCE SHEET
                                 (IN THOUSANDS)

                                                        DEC 31, 2001              DEC 31, 2000
                                                 -------------------------  ------------------------
 FIXED ASSETS
     GOODWILL                                    (pound sterling)2,693,659 (pound sterling)2,373,060
     INVESTMENTS                                                   166,036                   147,652
     TANGIBLE ASSETS                                               209,370                   201,280
                                                 --------------------------  -----------------------
                                                                 3,069,065                 2,721,992
 CURRENTS ASSETS
     DEBTORS                                                       576,447                   717,192
     INVESTMENTS                                                    33,116                    65,064
     CASH                                                          175,902                   327,733
                                                 --------------------------  -----------------------
                                                                   785,465                 1,109,989
 CREDITORS                                                       (640,804)                 (759,423)
                                                 --------------------------  -----------------------
 NET CURRENT ASSETS, EXCLUDING BANKING AND
      INSURANCE ACTIVITIES                                         144,661                   350,566
                                                 --------------------------  -----------------------

 BANKING AND INSURANCE ACTIVITIES
     CASH                                                          175,076                   157,626
     INVESTMENTS                                                    89,079                    99,166
     CUSTOMER AND COUNTERPARTY DEBTORS                             179,223                   227,185
     POLICYHOLDER DEBTORS                                          134,296                    94,122
     CUSTOMER AND COUNTERPARTY CREDITORS                         (349,560)                 (395,819)
     POLICYHOLDER CREDITORS                                      (134,296)                  (94,122)
     OTHER ASSETS, NET                                             (9,725)                  (12,992)
                                                 --------------------------  -----------------------
                                                                    84,093                    75,166

 TOTAL ASSETS LESS CURRENT LIABILITIES                           3,297,819                 3,147,724

 LONG-TERM DEBT                                                  (844,285)                 (960,023)
 PROVISIONS FOR LIABILITIES AND CHARGES                          (172,070)                  (57,700)
                                                  --------------------------  -----------------------
 NET ASSETS                                      (pound sterling)2,281,464 (pound sterling)2,130,001
                                                  ==========================  =======================

 CAPITAL AND RESERVES
     CALLED UP SHARE CAPITAL                     (pound sterling)  196,03  (pound sterling)  192,759
     SHARE PREMIUM ACCOUNT                                       1,619,879                 1,488,933
     EXCHANGEABLE SHARES                                           433,597                   477,153
     PROFIT AND LOSS ACCOUNT                                       685,884                   620,341
                                                 --------------------------  -----------------------
                                                                 2,935,397                 2,779,186
     OTHER RESERVES                                              (653,933)                 (649,185)
                                                  --------------------------  -----------------------
 SHAREHOLDERS' FUNDS, EQUITY INTERESTS           (pound sterling)2,281,464 (pound sterling)2,130,001
                                                  ==========================  =======================

NOTE: Balance sheet for 2000 has been restated for adoption of FRS 19, "Deferred Tax" and revised presentation for Banking and Insurance Activities.

                                  AMVESCAP PLC
                           GROUP CASH FLOW STATEMENT
                                 (IN THOUSANDS)

                                                                        YEAR ENDED
                                                                        ------------------------------
                                                                        DEC 31, 2001     DEC 31, 2000
                                                                        --------------   -------------
                                                                        --------------   -------------
                                                                        (pound sterling) (pound sterling)
OPERATING PROFIT, EXCLUDING BANKING AND INSURANCE ACTIVITIES            324,355          463,816
AMORTIZATION AND DEPRECIATION                                           205,551          108,810
CHANGE IN DEBTORS, CREDITORS AND OTHER                                  1,612            (40,139)
                                                                        --------------   -------------
NET CASH INFLOW FROM OPERATING ACTIVITIES, EXCLUDING BANKING
    AND INSURANCE ACTIVITIES                                            531,518          532,487
                                                                        --------------   -------------
BANKING AND INSURANCE ACTIVITIES                                        17,450           151,198
INTEREST PAID, NET OF INVESTMENT INCOME                                 (48,106)         (34,030)
TAXATION                                                                (167,031)        (120,603)
CAPITAL EXPENDITURES, NET OF SALES                                      (68,013)         (61,051)
NET PURCHASES OF FIXED ASSET INVESTMENTS                                (17,065)         (16,787)
ACQUISITIONS                                                            (311,441)        (182,595)
DIVIDENDS PAID                                                          (84,365)         (63,558)
NET INCURRENCE OF DEBT                                                  16,781           75,806
FOREIGN EXCHANGE ON CASH AT BANK AND IN HAND                            (4,109)          14,760
                                                                        --------------   -------------
                                                                        (pound sterling) (pound sterling)
(DECREASE) / INCREASE IN CASH AT BANK AND IN HAND                       (134,381)        295,627
                                                                        ==============   =============

RECONCILIATION TO MOVEMENT IN FRS 1 CASH:
                                                                        (pound sterling) (pound sterling)
(DECREASE) / INCREASE IN CASH AT BANK AND IN HAND                       (134,381)        295,627
FOREIGN EXCHANGE ON CASH AT BANK AND IN HAND                            6,532            (11,844)
CHANGE IN BANK OVERDRAFTS                                               (2,040)          (8,315)
CHANGE IN CASH EQUIVALENTS                                              95,382           (120,328)
                                                                        --------------   -------------
                                                                        (pound sterling) (pound sterling)
(DECREASE) / INCREASE IN FRS 1 CASH                                     (34,507)         155,140
                                                                        ==============   =============

                                  AMVESCAP PLC
                             SEGMENTAL INFORMATION
                                 (IN THOUSANDS)

                                                              YEAR ENDED DEC 31, 2001
                                                 --------------------------------------------------
                                                     REVENUES          EXPENSES          PROFIT
                                                 -----------------  ----------------  -------------
                                                  (pound sterling)  (pound sterling) (pound sterling)
MANAGED PRODUCTS                                        986,234           (549,763)       436,471
INVESCO INSTITUTIONAL                                   211,917           (158,365)        53,552
INVESCO GLOBAL                                          340,293           (263,871)        76,422
INVESCO RETIREMENT                                       58,224            (53,247)         4,977
PRIVATE WEALTH                                           21,211            (19,972)         1,239
NEW BUSINESS                                              1,968            (12,179)      (10,211)
CORPORATE                                                    --            (39,090)      (39,090)
                                                 -----------------  ----------------  -------------
                                                      1,619,847         (1,096,487)       523,360
GOODWILL AMORTIZATION                                        --           (137,477)     (137,477)
                                                 -----------------  ----------------  -------------
                                                  (pound sterling)  (pound sterling) (pound sterling)
                                                      1,619,847         (1,233,964)       385,883
                                                 =================  ================  =============


                                                              YEAR ENDED DEC 31, 2000
                                                 --------------------------------------------------
                                                     REVENUES          EXPENSES          PROFIT
                                                 -----------------  ----------------  -------------
                                                  (pound sterling)  (pound sterling) (pound sterling)
MANAGED PRODUCTS                                      1,064,530           (551,562)       512,968
INVESCO INSTITUTIONAL                                   211,377           (157,771)        53,606
INVESCO GLOBAL                                          303,857           (222,075)        81,782
INVESCO RETIREMENT                                       48,898            (44,941)         3,957
NEW BUSINESS                                                 --            (15,422)      (15,422)
CORPORATE                                                    --            (47,980)      (47,980)
                                                 -----------------  ----------------  -------------
                                                      1,628,662         (1,039,751)       588,911
GOODWILL AMORTIZATION                                        --            (56,417)      (56,417)
                                                 -----------------  ----------------  -------------
                                                  (pound sterling)  (pound sterling) (pound sterling)
                                                      1,628,662         (1,096,168)       532,494
                                                 =================  ================  =============

                                     NOTES

1.       Acquisitions and Exceptional Items

     The Company completed five acquisitions during 2001. These combinations have been accounted for as acquisitions and results have been included from the respective dates of purchase. The following table sets forth the terms of these transitions (each for 100% of the share capital of the companies acquired).

     ---------------------------------------------------------------------------------------------------------------
                                                       Acquisition          Cash    Shares      Earn out       Total
     Company Name                                             Date        (pound    (pound        (pound      (pound
                                                                       sterling) sterling)     sterling)   sterling)
                                                                            '000      '000          '000        '000
     ---------------------------------------------------------------------------------------------------------------
     County Investment Management Ltd.                January 2001        41,105        --            --      41,105
     National Asset Management Ltd.                     April 2001        69,636    76,069        51,865     197,570
     Pell Rudman                                       August 2001       122,835        --        19,034     141,869
     Grand Pacific                                     August 2001        84,350        --            --      84,350
     Parkes & Co.                                      August 2001         9,210        --            --       9,210
                                                   ------------------------------------------------------------------
                                                                         327,136    76,069        70,899     474,104
     ----------------------------------------------------------------------------------------------------------------

     An amount of (pound sterling)60.0 million ((pound sterling)39.4 million after tax) has been charged to the consolidated profit and loss account as an exceptional item. Costs include staff retention payments and expenses associated with combining systems and other business processes, and costs incurred in reorganizing, restructuring and integrating the acquisitions. The exceptional charge for the year also includes costs incurred during internal restructurings and severance arrangements.

     --------------------------------------------------------------------
                                                2001           2000
                                        (pound sterling) (pound sterling)
                                               '000           '000
     --------------------------------------------------------------------
     Acquisitions                             43,310          43,804
     Restructurings                            9,993           8,000
     Building termination costs                6,694              --
                                      -----------------------------------
                                              59,997          51,804
     --------------------------------------------------------------------


2. The UK Accounting Standards Board issued FRS 19, "Deferred Tax", which requires companies to change the method of computing deferred taxes. The Company has adopted this new statement in 2001, including a restatement of prior years' profit and loss accounts and balance sheet. The effect of FRS 19 has been to reduce the income tax provision and increase net income for 2001 by (pound sterling)4.5 million (0.5p per diluted share) and to reduce the tax provision and increase net income previously reported for 2000 by (pound sterling)12.2 million (1.7p per diluted share).

     The taxation charge is primarily made up from overseas taxation. After adjusting for the amortization of goodwill and the exceptional item, the effective tax rate for 2001 and 2000 was 30.6% and 29.7%.

3. The Directors consider that profit before goodwill amortization and exceptional items is a more appropriate basis for the calculation of earnings per share since this represents a more consistent measure of operating performance. Earnings per share for 2000 has been restated to reflect the adoption of FRS 19.

                                                                               2001
                                                   -------------------------------------------------------------
                                                       PROFIT BEFORE
                                                         GOODWILL               AVERAGE
                                                      AMORTIZATION &           NUMBER OF
                                                     EXCEPTIONAL ITEMS          SHARES             PER SHARE
                                                    (pound sterling)'000         '000               AMOUNT
                                                   ---------------------- --------------------  ----------------
     BASIC EARNINGS PER SHARE                                    331,670              805,061             41.2P
                                                                                                ================
     ISSUANCE OF OPTIONS                                              --               24,922
                                                   ---------------------- --------------------  ----------------
     DILUTED EARNINGS PER SHARE                                  331,670              829,983             40.0P
                                                   ====================== ====================  ================

                                                                               2000
                                                   -------------------------------------------------------------
                                                       PROFIT BEFORE
                                                         GOODWILL               AVERAGE
                                                      AMORTIZATION &           NUMBER OF
                                                     EXCEPTIONAL ITEMS          SHARES             PER SHARE
                                                   (pound sterling)'000          '000                AMOUNT
                                                   ---------------------- --------------------  ----------------
     BASIC EARNINGS PER SHARE                                    389,782              678,006             57.5P
                                                                                                ================
     ISSUANCE OF OPTIONS                                              --               33,763
     CONVERSION OF EQUITY SUBORDINATED
        DEBENTURES                                                 4,093                8,997
                                                   ---------------------- --------------------  ----------------
     DILUTED EARNINGS PER SHARE                                  393,875              720,766             54.7P
                                                   ====================== ====================  ================


     Number of shares outstanding at December 31, 2001 (in thousands):

     ORDINARY SHARES                                   784,147
     EXCHANGEABLE SHARES                                39,499
     LESS:  ESOT SHARES                               (12,594)
                                            -------------------
     SHARES OUTSTANDING                                811,052
                                            ===================

     SHARES RESERVED FOR:
          OPTIONS                                       87,538
          ESD'S                                          6,107
                                            -------------------
     TOTAL SHARES                                      904,697
                                            ===================

4.   Dividends for 2001 and 2000 were as follows:

                                                            2001                  2000
                                                      (pound sterling)      (pound sterling)
                                                            '000                  '000
                                                      -----------------      ----------------
     INTERIM PAID: 4.5P PER SHARE (2000: 4.0P)                  36,552                28,014
     FINAL PROPOSED: 6.5P PER SHARE (2000: 6.0P)                52,708                47,813
                                                                             ----------------
                                                      -----------------      ----------------
                                                                89,260                75,827
                                                      =================      ================

5. The financial information set out above does not constitute the Company's statutory accounts for the years ended December 31, 2001 or 2000. Statutory accounts for 2000 have been reported on by the Company's Auditors and delivered to the Registrar of Companies. The report of the Auditors was unqualified and did not contain a statement under Section 237
     (2) or (3) of the Companies Act 1985.

                                  AMVESCAP PLC
                             FUNDS UNDER MANAGEMENT
                                 (IN BILLIONS)

                                                  MANAGED PRODUCTS              INVESCO              PRIVATE
                                                  ----------------              -------              -------
                                    TOTAL         AIM         INVESCO              INST    GLOBAL     WEALTH
                                    -----         ---         -------              ----    ------     ------
DEC 31, 2000                       $402.6        $193.2            $43.2          $99.6     $66.6       $ --
MARKET GAINS/(LOSS)                (49.5)        (25.3)           (11.5)          (3.1)     (9.3)      (0.3)
ACQUISITIONS                         32.4            --               --           17.7       6.7        8.0
NET NEW (LOST) BUSINESS               1.8         (0.7)              0.4            2.6     (0.5)         --
CHANGE IN MONEY
   MARKET FUNDS                      12.3          13.0            (0.7)             --        --         --
TRANSFERS                              --           0.3               --             --     (2.5)        2.2
FOREIGN CURRENCY                    (1.7)         (0.7)               --             --     (1.0)         --
                             -------------  ------------   -------------- -------------- --------- ----------
DEC 31, 2001                       $397.9        $179.8            $31.4         $116.8     $60.0       $9.9
                             =============  ============   ============== ============== ========= ==========
                                (pound        (pound           (pound         (pound   (pound       (pound
                                sterling)     sterling)        sterling)      sterling) sterling)   sterling)
DEC 31, 2001 +                      274.4         124.0             21.7           80.5      41.4        6.8
                             =============  ============   ============== ============== ========= ==========

+ Translated at $1.45 per (pound sterling)1.00.
Note: INVESCO Retirement has $34.6 billion in assets under administration as of December 31, 2001, compared to $27.6 billion as of December 31, 2000.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AMVESCAP PLC
                                  -------------------------
                                  (Registrant)

Date 05 February, 2002            By /s/ MICHAEL S. PERMAN
     --------------------         -------------------------
                                  (Signature)

                                  Michael S. Perman
                                  Company Secretary